EXHIBIT 21.1

Subsidiaries of Rice Midstream Partners LP(1)
(as of December 31, 2016)

Name of Subsidiary	Jurisdiction of Organization
Rice Midstream OpCo LLC	Delaware

Rice Poseidon Midstream LLC	Delaware

Rice Water Services (OH) LLC	Delaware

Rice Water Services (PA) LLC	Delaware

Vista Gathering, LLC	Delaware

(1) The names of certain subsidiaries have been omitted since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of the end of the year covered by this report, as defined under the Securities and Exchange Commission Regulation S-X 210.1-02(w).